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                                                       SEC FILE NUMBER
                                                           1-12888

                                                        CUSIP NUMBER
                                                         848925 10 3

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [X] Form10-Q and Form 10-QSB  [ ] Form N-SAR

         For Period Ended: December 31, 2000
                           -----------------

         [ ] Transition Report on 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          --------------------------------------

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION


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Full Name of Registrant

   Sport-Haley, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

   4600 E. 48th Avenue
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City, State and Zip Code

   Denver, Colorado  80216
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PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b)      The subject annual report, semi-annual report, transition
  [X] report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                 Restatements to the Company's financial statements, as previously reported in the Company's 10-K for the year ended June 30, 2000, has caused much additional work for the Company in preparing the comparative information contained in its quarterly reports. The restatements have necessitated the filing of amended quarterly reports for the affected periods that has been a substantial burden to the Company's limited accounting staff. In addition, the Company has been unable to have the financial statements reviewed by the independent auditors, the audit committee or the consultant to the audit committee, prior to the due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Patrick W. Hurley                     (303)              320-8800
-----------------------------------         -----------      ------------------
             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been
         filed? If answer is no, identify reports(s).            [X] Yes [ ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                              [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                Sport-Haley, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                  SPORT-HALEY, INC.


Date: February 14, 2001           By: /s/ Patrick W. Hurley
                                      ------------------------------------------
                                      Patrick W. Hurley, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representa-tive. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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